Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

dkaile@pillsburylaw.com

August 13, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attn: Russell Mancuso, Legal Branch Chief

Re:	Inphi Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed July 21, 2010

File No. 333-167564

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 6, 2010, as further discussed with the Staff on August 10, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Securities and Exchange Commission

August 13, 2010

Prospectus Cover

1.	Please disclose the principal amount of shares being offered. This information is required to be disclosed and cannot be omitted pursuant to Rule 430A.

Response: The Registrant respectfully confirms that it will disclose the principal amount of shares being offered when such amount has been determined and will include such disclosure in any preliminary prospectus it circulates, as well as all other non Rule-430A information required to be disclosed.

2.	If you elect to retain the narrative disclosure accompanying your graphics on the front and back cover, please also present a balanced portrayal of your company and business, such as by also noting the business risks or challenges. If such balancing disclosure is inappropriate for your graphics, please relocate the narrative disclosure to a more appropriate section of your prospectus where you can present balanced disclosure.

Response: In response to the Staff’s comment, the disclosure regarding “Delivering high signal integrity at leading-edge data speeds” on the inside front cover and the language regarding “maximize throughput and minimize latency…” and “enable the rollout of next generation communications and computing infrastructure” have been deleted from the inside front and back covers. The phrases identifying the network and communications, computing and storage and test, measurement and military markets on the inside front cover, and the phrase regarding the Registrant’s high-speed analog semiconductor solutions addressing bandwidth bottlenecks in networks on both the inside front and inside back covers, have been retained as the language is intended solely to describe the applicability of the Registrant’s products in the context of the artwork depicted. A revised copy of the artwork is being provided supplementally herewith.

Inphi Corporation, page 1

3.	Regarding your response to prior comment 4, it is unclear how your disclosure as to your statements of leadership is balanced, given the information provided in the second paragraph of the IC-00005 document. It is furthermore unclear how the information provided addresses the high performance of your products. Please advise.

Response: The Registrant respectfully acknowledges the Staff’s comment and references to the Registrant’s leadership position have been deleted in “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition – Overview” and “Business – Overview.”

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August 13, 2010

The Registrant also notes that the reference to “high performance” is intended to describe the performance requirements of the customers in its target markets. Specifically, the systems for which the Registrant’s products are designed are themselves high-performance systems, such as telecommunications transport systems, enterprise networking equipment, datacenter and enterprise servers, storage platforms, test and measurement equipment and military systems. These systems require semiconductors which can meet their high performance technical requirements, including with respect to signal integrity, signal transmission at error-free or low-error rates and data transfer rates. The Registrant respectfully submits that it believes its statements as to the ability of its products to address the high-performance requirements of these systems are validated by the fact that it has successfully and consistently sold products to customers for their high-performance systems.

4.	We note your response to prior comment 7 and reissue the comment. For example and without limitation, we refer to your disclosure on page 3 regarding the “50 GHz MUX and DEMUX product” and note that the table on page 69 continues to reference numerous undefined acronyms or other technical terms.

Response: The disclosure has been further revised to define acronyms and other technical terms used in the Registration Statement, including on page 69. The Registrant respectfully notes that it has also re-defined certain terms in the table on page 69 for clarity and ease of reference.

5.	Regarding your response to prior comment 8, please clarify whether the original equipment manufacturers listed in the second paragraph under this section represent the only entities that you were able to verify as end customers. If not, please tell us what objective criteria you used to select these original equipment manufacturers out of all entities that you could verify as end users, and whether any other similarly verifiable end users were omitted.

Response: The Registrant confirms that the original equipment manufacturers listed in the second paragraph under this section represent the only entities that it was able to verify as end customers, thus no other similarly verifiable end users were omitted. Disclosure to this effect has also been added in the second paragraph under “Prospectus Summary.”

Securities and Exchange Commission

August 13, 2010

The complexity of our products could result in undetected defects..., page 12

6.	It appears that you have not revised the disclosure under this risk factor as set forth in your response to prior comment 16. Please advise.

Response: The risk factor disclosure has been revised as requested.

If we fail to accurately anticipate..., page 12

7.	Please identify here the new product that you introduced in 2009. In addition, please identify, and discuss the materiality of, the new product under “Products” on page 68.

Response: The disclosure has been revised under “Risk Factors – If we fail to accurately anticipate….” to identify the product introduced in 2009 and disclosure regarding the product and its significance has been added under “Business—Products.” Specifically, disclosure has been added to clarify that the product is product number INSSTE32882-GS04, or the GSO4 product, which consists of an integrated phase lock loop, or PLL, and register buffer, and that this product comprised 43% of the Registrant’s total revenue in 2009. Similar disclosure has also been added under “Prospectus Summary.”

We are subject to governmental export and import controls..., page 23

8.	We note your response to prior comment 21. We also note the remaining risk factors addressing domestic and international regulations. We reissue our prior comment. Revise to include, or provide a cross-reference to, a discussion of the various material regulations for each government or country. We note, for example, that your disclosure indicates that the statutory authorities affecting your licensing have not been fully disclosed or discussed.

Response: We respectfully note that we and the Registrant have further reviewed prior comment 21 and the response thereto, current comment 8, and the disclosure under “Risk Factors – We are subject to governmental export and import controls…” We have also conducted an extensive review and analysis of the disclosure and various regulations referenced in the original risk factor as well as additional regulations which may be applicable to the Registrant’s business, including the potential impact of such regulations and the significance of such impact on the Registrant. Upon such further review and analysis, the risk factor has been revised substantially to focus on and discuss those regulations which are applicable or likely to be applicable to the Registrant, including with respect to tax, environmental and

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export regulations, and to disclose the impact of such regulations on the Registrant’s business. We respectfully note that some of the prior disclosure has been deleted as a result of this review and analysis to the extent the referenced regulation was repetitive or deemed not applicable to the Registrant or where the potential applicability was deemed too remote, thus rendering disclosure thereof not meaningful and inappropriate in this context. In addition, disclosure has been added to identify the countries where any future changes in regulations may significantly impact the Registrant’s business. We note that the Registrant is not aware at this time of any other specific current or proposed regulations in these countries which would have a material impact on its business. However, given the risk that any future, although presently unknown, changes in regulations in these countries could impact the Registrant, we believe such disclosure may be meaningful to investors.

Special Note Regarding Forward-Looking Statements, page 29

9.	Please note that the examples set forth in prior comment 23 were non-exhaustive. Therefore, we reissue the prior comment. For example, note that the second bullet appears to be overbroad.

Response: In response to the Staff’s comment, the second and last bullets have been deleted. In addition, disclosure has been added to clarify the applicability of the remaining bullets to the Registrant and the Registration Statement.

Management’s Discussion and Analysis of Financial Condition..., page 37

10.	We note your response to prior comment 25. In an appropriate section, please revise to clarify what the “varying temperature, supply voltage and manufacturing restrictions” described in the revised disclosure are, and state how these restrictions contribute to your status as a “sole supplier” or “one of a limited number of suppliers.”

Response: The Registrant respectfully acknowledges the Staff’s comment and upon further review and consideration, the referenced disclosure has been deleted as the Registrant believes the disclosure is not meaningful.

11.	In your revisions in response to prior comment 25, you state that your Singapore operations “will transition.” Please clarify the nature of your initial operations in Singapore (i.e., the operations from which you are transitioning).

Response: The Registrant notes that there are no current or preexisting operations for its Singapore subsidiary and that, accordingly, it is not transferring any

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existing operations from its Singapore subsidiary. Rather, the Singapore subsidiary was established for the sole purpose of transitioning the Registrant’s foreign operations from the United States to Singapore. The disclosure has been revised to clarify the foregoing.

12.	We note your response to prior comment 28 and reissue. Please revise to clarify the nature of your “ongoing, informal collaborative discussions.”

Response: In response to the Staff’s comment, the disclosure has been revised to clarify the nature of these discussions. Specifically, disclosure has been added to clarify that the Registrant engages in ongoing discussions with these entities with respect to anticipated technological challenges, next generation customer requirements and industry conventions and standards.

Emergence of Cloud Computing, page 62

13.	We note your response to prior comment 30 and reissue. Your revised disclosure remains difficult for investors to understand. For example, clarify your reference to the datacenter, hardware and software layers and “cloud-enabled” technologies.

Response: The disclosure has been revised to clarify the description of the cloud computing graphic, including the references to the datacenter, hardware and software layers and the core network and aggregation network. Specifically, disclosure has been added to describe each of these components and how they interact with each other in the context of cloud computing.

Benefits We Provide to Our Customers, page 66

14.	We note your response to prior comment 31 and reissue. Please expand your revised disclosure to balance the discussion of the positive aspects of your business model.

Response: The disclosure has been expanded to further discuss the risks inherent in the Registrant’s business model and to balance the discussion regarding the positive aspects of its business model. In addition, the disclosure has been moved up under, and to correlate more closely with, the disclosure under “Business—Benefits We Provide to Our Customers.”

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Products, page 68

15.	It is unclear how you have responded to prior comment 32. Specifically, we note that you have not revised this section to clarify what principal product or products account for 10% or more of your consolidated revenue. Accordingly, we reissue the comment. Please also provide similar disclosure in the prospectus summary.

Response: Disclosure has been added under “Business - Products” and “Prospectus Summary” to clarify that product number INSSTE32882-GS04, or the GSO4 product, which consists of an integrated phase lock loop, or PLL, and register buffer, comprised 43% of the Registrant’s total revenue in 2009.

16.	We note your response to prior comment 33. Please revise to clarify the status of the “new low voltage product” currently described on page 47.

Response: Disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to clarify that the low voltage product is currently in commercial production and is shipping in volume. Disclosure has also been added to more clearly identify the low voltage product.

Sales and Manufacturing, page 70

17.	We note your response to prior comment 35. With a view toward disclosure, please tell us how your 100 sales professionals are distributed geographically. In addition, please clarify for us whether the sales professionals are sales agents or otherwise.

Response: The requested disclosure has been added to describe how the sales professionals are distributed geographically and to clarify that all such sales professionals are sales agents.

Compensation Policies and Practices as They Relate to Risk Management, page 90

18.	We note your revised disclosure in response to prior comment 40. However, it remains unclear what substantive process you undertook to determine that your compensation policies and practices are not reasonably likely to have a material adverse effect on your company. Therefore, please revise your disclosure to clarify how your review of specific compensation elements led to this conclusion. For example, what risk factors, mitigators, internal controls and specific elements of your compensation policies and practices were considered? Please expand your disclosure accordingly.

Securities and Exchange Commission

August 13, 2010

Response: Disclosure has been added to clarify the process by which the Registrant determined that its compensation policies and practices were not reasonably likely to have a material adverse effect, including a discussion of the factors and specific compensation elements and practices considered.

Related Party Transactions, page 100

19.	We note your response to prior comment 41. Please expand your analysis of the legal basis upon which you determined that Mr. Tan, the chief executive officer and president of Cadence, does not have a direct or indirect interest in your agreement with Cadence.

Response: In response to the Staff’s comment, additional disclosure has been added to “Related Party Transactions” to further discuss the analysis supporting the Registrant’s conclusion that Mr. Tan does not have a direct or indirect material interest in the Registrant’s agreement with Cadence.

Principal and Selling Stockholders, page 102

20.	Refer to the second sentence of prior comment 43 and revise to disclose all persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers for the entities affiliated with Walden International.

Response: The requested disclosure has been added to identify the persons who exercise voting and/or dispositive power for the entities affiliated with Walden International.

21.	We note your response to prior comment 44 and may have further comment once the requested information is provided.

Response: The Staff’s comment is respectfully noted.

Financial Statements, page. F-1

10. Stock Option Plan, page F-24

22.	We note that you revised MD&A to address our prior comment 45. Please continue to update your disclosures in MD&A to address our prior comment 45 on a going forward basis. Also, update future amendments to discuss each significant factor contributing to any differences between the estimated IPO price and the fair value determined on each underlying common stock, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. Please be advised that we may have further comment upon our review of your revised disclosures.

Securities and Exchange Commission

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Response: The Staff’s comment is respectfully noted. The Registrant supplementally notes that to date, it has not granted any options subsequent to July 14, 2010 and that it will update the disclosure should it grant any options going forward. In addition, the Registrant confirms that when the IPO price range is available, it will provide disclosure regarding the significant factors contributing to any difference between the estimated IPO price and the fair value determined on each underlying common stock as of the date of each grant and equity-related issuance

16. Subsequent Events, page F-32

23.	We note from your response to our prior comment 46 that you plan to file Winyatek Technologies, Inc. audited historical financial statements for its most recently completed fiscal year in your next amendment to this Registration Statement. Please note that we may have further comments upon our review of those financial statements.

Response: The Staff’s comment is respectfully noted. The Registrant notes that the Winyatek Technology Inc. audited historical financial statements and related pro forma financials have been filed with the Registration Statement.

24.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated auditor’s consent should also be included with any amendment to the filing.

Response: The Registrant notes that the Registration Statement has been updated for the quarter ended June 30, 2010 and that an updated auditor’s consent has been included. The Registrant confirms that it will include an updated auditor’s consent with any amendment to the filing.

Item 16. Exhibits and Financial Statement Schedules, page II-4

25.	We note your response to prior comment 48. However, it appears that you have not filed all material agreements. For example, we note that you have not filed any agreements with Samsung or Micron.

Response: The Registrant respectfully notes that as disclosed in the Registration Statement and its response to prior comment 9, sales to Samsung and Micron are made on a purchase order basis, and, as is the case with substantially all of its customers, it does not have long-term purchase commitments or agreements with its customers, including Samsung and Micron. As such, the Registrant respectfully confirms that is filed all material agreements.

Securities and Exchange Commission

August 13, 2010

26.	In addition, please tell us whether you have distributor agreements with the “significant” distributors that are discussed on pages F-14 and F-15. We note in particular that the two distributors you identify as “Customers D and G” sell your products exclusively to Customer F, which represented 17% of your revenue for the fiscal year ended December 31, 2009 and the quarter ended March 31, 2010.

Response: The Registrant supplementally confirms that it has distributor agreements with the entities identified as Customers D and G, which are the two distributors who sell to Micron. The Registrant further confirms that it does not have agreements with any of the other “significant” distributors noted as purchases from these entities are all conducted on a purchase order basis. The Registrant notes that the agreements with Customers D and G do not contain long-term purchase commitments or any minimum purchase obligations or fixed pricing. The Registrant further notes that these agreements constitute agreements made in the ordinary course of business and that its business is not substantially dependent on any one agreement and the termination of any one agreement would not have a material adverse impact on the Registrant’s business as a whole. Further, as is typical for the Registrant’s business, the percentage of revenue represented by any distributor has, and is expected in the future, to fluctuate from period to period.

Exhibit 2.1

27.	We note that you have redacted certain information on page 37 of this exhibit, but that you have not filed a confidential treatment request. Please advise.

Response: The Registrant notes that it has re-filed Exhibit 2.1 without redactions.

28.	We note the omission of Schedule 1 to exhibit 2.1. Please revise the exhibit so that it contains a list briefly identifying the contents of the omitted schedule and an agreement to furnish supplementally a copy of the omitted schedule to the Commission upon request. Refer to Regulation S-K Item 601(b)(2).

Response: The Registrant respectfully notes that Schedule 1 referenced in the Table of Contents to Exhibit 2.1 appears to reference the contents thereof. However, Schedule 2 to Exhibit 2.1 is noted as “omitted” with no contents identified. The Registrant notes that this is because there was no Schedule 2 to the final executed

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version of the agreement, which version was filed as Exhibit 2.1. Schedule 2 was referenced as “omitted” in the final agreement merely to indicate the absence of such schedule as the parties did not wish to renumber all of the remaining schedules. The Registrant thus confirms there were no actual contents omitted from Schedule 2. The Registrant further notes that in Item 16 and in the Exhibit Index, the reference to Exhibit 2.1 included an agreement to furnish supplementally a copy of the excluded schedules and exhibit to the Commission upon request. In response to the Staff’s comment, the Registrant has included a similar statement with Exhibit 2.1 itself, agreeing to furnish supplementally a copy of omitted schedules and exhibits to the Commission upon request.

The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 13, 2010

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Young K. Sohn

John Edmunds

Aparna Bawa, Esq.

Bruce K. Dallas, Esq.

Noelle Matteson, Esq.